UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZK International Group Co., Ltd. (the “Company”) announced that, on October 21, 2025, it issued an aggregate of 650,000 ordinary shares, with no par value per share, of the Company (the “Shares”), pursuant to the Company’s 2025 Equity Incentive Plan (the “Equity Plan), of which, 63,000 Shares were issued to Di Chen, our Secretary, and 587,000 Shares were issued to certain other employees, as compensation for their continued service in the Company.

The 587,000 Shares issued to such other employees were issued pursuant to a Company’s registration statement on Form S-8 (File No. 333-289802) filed with the U.S. Securities and Exchange Commission on August 22, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2025	ZK International Group Co., Ltd.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chairman of the Board and Director

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